# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LeonaBio, Inc., CIK 0001620463
CUSIP: 04746L203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 18706 North Creek Parkway, Suite 104, Bothell, Washington (WA), 98011
Date of event which requires filing of this statement: 05/05/2026
Amends the filing with accession number 0001193125-21-032496
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,882,370; sole dispositive power 0; shared dispositive power 1,882,370; aggregate amount beneficially owned 1,882,370 (19.99% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,882,370; sole dispositive power 0; shared dispositive power 1,882,370; aggregate amount beneficially owned 1,882,370 (19.99% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,552,614; sole dispositive power 0; shared dispositive power 1,552,614; aggregate amount beneficially owned 1,552,614 (16.5% of the class)
- Perceptive Xontogeny Venture Fund II, LP (CIK 0001851820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 352,804; sole dispositive power 0; shared dispositive power 352,804; aggregate amount beneficially owned 352,804 (3.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: LeonaBio, Inc.
Address of issuer's principal executive offices: 18706 North Creek Parkway, Suite 104, Bothell, Washington (WA), 98011

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On May 5, 2026, Fred Callori was appointed to serve on the Issuer's board of directors. Mr. Callori is a Partner and Managing Director at Perceptive Advisors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on an aggregate of 9,393,514 shares of Common Stock outstanding, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 31, 2026, and give effect to the exercise of warrants held by the Reporting Persons for an aggregate of 23,048 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

Mr. Edelman holds vested stock options to purchase shares of Common Stock in connection with his service as a director of the Issuer; however, such options are not included in the number of shares beneficially owned by Mr. Edelman or the other Reporting Persons because Mr. Edelman agreed on January 13, 2026 that such options cannot be exercised by Mr. Edelman without providing notice to the Issuer of at least 61 days to the extent that such exercise would result in Mr. Edelman or the other Reporting Persons beneficially owning more than 19.99% of the outstanding shares of Common Stock of the Issuer.

In addition, pursuant to the terms of the warrants and pre-funded warrants held by the Master Fund and PXV II, the Reporting Persons may not exercise such warrants or pre-funded warrants to the extent that such exercise would result in beneficial ownership in excess of 19.99% of the outstanding shares of Common Stock of the Issuer. As of the date hereof, the Beneficial Ownership Limitation permits the Master Fund or PXV II to exercise warrants and pre-funded warrants for an aggregate of 23,048 shares of Common Stock.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in shares of Common Stock in the past sixty days.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/07/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (05/07/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/07/2026)
- Perceptive Xontogeny Venture Fund II, LP: /s/ Joseph Edelman, Joseph Edelman, Managing Partner (05/07/2026)